Exhibit 17.1

February 27, 2017

Tyson Foods, Inc.
2200 Don Tyson Parkway
Springdale, AR 72764

This letter shall serve as my resignation, effective immediately, from the Tyson Foods, Inc. Board of Directors and any committees of the Board. Please note that my resignation is not due to any disagreement I may have with the Company regarding its operations, policies or practices.

Sincerely,

Brad T. Sauer

/s/ Brad T. Sauer